UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 033-90866

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wabtec Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

30 Isabella Street

Pittsburgh, PA 15212

WABTEC SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2021 AND 2020

Page
Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-11

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm 14

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator

of Wabtec Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Wabtec Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for the year ended December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

/s/ Freed Maxick, CPAs, PC

Buffalo, New York

June 29, 2022

WABTEC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Investments at fair value:
Shares of registered investment companies	$1,049,224,009	$816,552,433
Employer securities	35,663,390	29,950,107
Self-directed brokerage	13,954,000	10,185,834
Common collective trust	66,697,291	62,821,292

	1,165,538,690	919,509,666
Receivables:
Notes receivable from participants	22,118,014	18,312,018
Employer contributions receivable	21,297,765	22,702,106
Employee contributions receivable	2,013,894	1,637,367

	45,429,673	42,651,491

Net assets available for benefits	$1,210,968,363	$962,161,157

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2021	2020
Sources of net assets:
Employee contributions	$90,066,150	$90,052,012
Employer contributions	43,126,169	45,715,789
Interest and dividend income	66,603,526	29,235,987
Realized gain on investment transactions	13,060,297	—
Net appreciation in fair value of investments	67,112,080	134,302,678

Total sources of net assets	279,968,222	299,306,466

Applications of net assets:
Realized loss on investment transactions	—	2,068,891
Benefit payments	75,309,995	82,198,662
Administrative expenses, net	400,251	544,653

Total applications of net assets	75,710,246	84,812,206

Increase in net assets	204,257,976	214,494,260
Transfer of assets into plan (Note 1)	44,549,230	—
Net assets available for benefits:
Beginning of year	962,161,157	747,666,897

End of year	$1,210,968,363	$962,161,157

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1. DESCRIPTION OF PLAN

The following description of the Wabtec Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, effective March 9, 1990, amended and restated effective January 1, 2022 (adopted October 28, 2021), is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code (the “Code”). Except for certain collectively bargained employees as described below, all regular United States employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (“Wabtec” or the “Company”) are eligible to participate upon their hire date. Subject to the terms of applicable collective bargaining agreements, collectively bargained employees (1) in Wilmerding, Pennsylvania and Greensburg, Pennsylvania are eligible to participate in the Plan upon their hire date, but those hired before October 1, 2004 are not eligible for employer contributions, and (2) of Barber Spring, Pennsylvania are eligible to participate in the Plan if they are age 18 or older and have completed six months of service and also are eligible for discretionary matching and discretionary annual profit sharing contributions.

Effective July 1, 2021, former employees of Nordco who became employees of Wabtec or its affiliates immediately upon the completion of the acquisition of Nordco by the Company and who otherwise met the general eligibility provisions of the Plan are eligible to participate in the Plan. Effective August 2, 2021, the assets of the Nordco 401(k) Plan (the “Nordco Plan”) were transferred into the Plan. The total fair value of the net assets transferred from the Nordco Plan into the Plan was $44,549,230.

A committee appointed by Wabtec’s Board of Directors or its authorized delegates (the “Committee”) is responsible for the administration and operation of the Plan. In this capacity, the Committee selects and monitors the Plan’s investment options and otherwise takes such steps as may be necessary and appropriate for the effective administration of the Plan.

Contributions

Participants may contribute, through payroll deductions, employee elective pre-tax and after-tax “Roth” contributions from 1% to 50% of their eligible compensation, limited to $19,500 in 2021 and 2020. New eligible employees are automatically enrolled in the Plan with 3% of eligible compensation contributed to the Plan as employee pre-tax contributions, unless such employees elect a different contribution percentage (or elect not to contribute). This automatic enrollment provision does not apply to certain employee groups (such as certain collectively bargained employees). In addition, participants may contribute employee after-tax contributions from 1% to 50% of their compensation. Participants who are 50 years of age or older during the plan year may contribute additional pre-tax catch up contributions, up to $6,500 in 2021 and 2020. Participants’ total annual contributions may not exceed the contribution limits under Section 415(c) of the Code. In addition, the combination of an employee’s elective pre-tax, Roth and after-tax contributions may not exceed 50% of their eligible compensation. Active participants are able to convert all or a portion of their vested account balance in the Plan into after-tax Roth contributions.

For those participants that are eligible, the Company makes an annual basic contribution of 3% of a participant’s eligible compensation, with the general requirement that the Company employs the participant on the last work day of the year for which the basic contribution is made. In addition, the Company will match 100% of the participant’s pre-tax, Roth and/or after-tax contributions to the Plan up to a total of 3% of eligible compensation. Different levels of annual basic contributions and matching contributions may apply to certain collectively bargained employees.

Participants may elect to roll over account balances from other eligible retirement plans in accordance with the Code. Rollover contributions are included within Employee contributions on the Statements of Changes in Net Assets Available for Benefits. For the year ended December 31, 2021, rollovers from other qualified plans totaled $23,245,315 ($21,634,378 in 2020).

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan, which includes a self-directed brokerage account through which participants can access a broad range of mutual funds not offered directly through the Plan. The Plan permits participants to invest in Wabtec common stock. The Plan limits participants’ investments in Wabtec common stock such that (1) participants with more than 20% of their account invested in Wabtec common stock may not elect to transfer additional portions of their account into Wabtec common stock, and (2) participants may not elect to invest more than 20% of their future contributions to the Plan (or future contributions made to the Plan on their behalf by Wabtec) in Wabtec common stock.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals – Once every six months, a participant may withdraw all or any portion of his or her account attributable to employee after-tax contributions or rollover contributions. Once every six months, a participant may withdraw the vested portion of his or her account attributable to employer matching, or employer basic contributions contributed to the Plan before October 1, 2016. Once a participant has reached age 59 1⁄2, he or she can withdraw any portion of his or her vested account.

Hardship Withdrawals – In the case of hardship, as defined in the plan document, the participant can elect to withdraw up to 100% of his or her account attributable to employee elective or Roth contributions. Hardship withdrawals are limited to once every plan year.

Notes Receivable from Participants

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. A participant may borrow from his or her fund accounts a maximum loan amount equal to the lesser of 50% of the value of the participant’s vested balance of his or her account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on the Reuters Prime Rate as adjusted monthly. The interest rates on participant loans for the year ending December 31, 2021, range from 3% to 6.5% (4.25% to 6.5% in 2020). Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings may be charged with an allocation of administrative expenses and other applicable Plan expenses (such as for initiating a Plan loan). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time as well as terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Vesting

Employee pre-tax, Roth, after-tax and rollover contributions are at all times 100% vested and non-forfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Plan document. Special vesting rules may apply to amounts held on behalf of certain union employees and on amounts transferred into the Plan from another qualified retirement plan.

Forfeitures

Amounts forfeited by participants are used to reduce future employer contributions or pay Plan expenses. Forfeitures used to reduce employer contributions and pay plan administrative expenses during the year ended December 31, 2021 amounted to $1,520,601 ($1,214,906 in 2020). As of December 31, 2021, the amount in the forfeited non-vested accounts totaled $2,351,971 ($1,464,436 as of December 31, 2020).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Accounting Estimates

The process of preparing financial statements in conformity with US GAAP requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Committee determines the Plan’s valuations policies utilizing information provided by the investment advisers and custodian. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 22, 2014, stating that the Plan is qualified under Section 401 (a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended, but the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The Plan has again submitted for a determination letter as of November 21, 2021 for a determination that the Plan continues to remain qualified under Section 401(a) of the Code. This most recent determination letter application is still under review with the Internal Revenue Service.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. Management has evaluated the Plan’s tax positions and concluded that as of December 31, 2021 the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that required an adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict.

During the year ended December 31, 2020, the Plan was amended to adopt several provisions in the Coronavirus Aid Relief and Economic Security Act (“CARES Act”). The relief provisions allowed eligible individuals to receive coronavirus-related distributions for the period starting January 1, 2020 and ending December 31, 2020, extended the period for loan repayments due from March 27, 2020 through December 31, 2020 and suspended required minimum distributions in 2020.

3. FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2021 and 2020.

The Plan’s assets are invested in the common stock of Westinghouse Air Brake Technologies Corporation, a common collective trust, a self-directed brokerage fund, mutual funds through Fidelity Management Trust Company (“Fidelity”) and mutual funds held by various other issuers, the Plan custodian and trustee. The following is a description of the valuation methodologies used for assets measured at fair value:

Shares of registered investment companies – Valued at the quoted Net Asset Value (“NAV”) of shares held by the Plan at year end.

Employer securities – These investments consist of a unitized stock fund which consists of Wabtec common stock valued at the closing price reported on the active market on which the individual securities are traded and a small money market fund for liquidity purposes.

Self-directed brokerage funds – This investment consist of cash equivalents and shares of registered investment companies.

Common collective trust – This investment is comprised of fully benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities and money market funds. Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset backed securities, collective investment vehicles, shares of investment companies that invest primarily in fixed income securities) and shares of money market funds. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the common collective trust will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

		Fair Value Measurements at December 31, 2021 Using
Assets	Total Fair Value at December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Assets Measured at Net Asset Value (NAV)
Shares of registered investment companies	$1,049,224,009	$1,049,224,009	$—
Employer securities	35,663,390	35,663,390	—
Self-directed brokerage funds	13,954,000	13,954,000	—
Common collective trust (a)	66,697,291	—	66,697,291

Total	$1,165,538,690	$1,098,841,399	$66,697,291

		Fair Value Measurements at December 31, 2020 Using
Assets	Total Fair Value at December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Assets Measured at Net Asset Value (NAV)
Shares of registered investment companies	$816,552,433	$816,552,433	$—
Employer securities	29,950,107	29,950,107	—
Self-directed brokerage funds	10,185,834	10,185,834	—
Common collective trust (a)	62,821,292	—	62,821,292

Total	$919,509,666	$856,688,374	$62,821,292

(a)

In accordance with FASB ASC 820-10, certain investments that are measured at fair value using NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2021 and 2020, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Common Collective Trust
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2021	$66,697,291	N/A	Daily	12 months
December 31, 2020	$62,821,292	N/A	Daily	12 months

4. PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation/depreciation in fair value of investments, as they are paid through revenue sharing, rather than as a direct payment. Fees paid by the Plan for professional, legal and accounting expenses are paid through revenue sharing and direct payment from the Plan’s forfeitures account and amounted to $431,054 for the year ended December 31, 2021 ($450,679 in 2020). The total revenue used to offset these expenses under the Revenue Credit Program (revenue sharing) was $566,199 for the year ended December 31, 2021 ($323,110 in 2020). The majority of the remaining expenses represents fees paid by the participants for the setup of loans and maintenance. The Plan also invests in Wabtec stock. Wabtec is the plan sponsor, and therefore, transactions qualify as party-in-interest transactions. Investment income from parties-in-interest transactions and interest from participant loans amounted to $134,454,776 for the year ended December 31, 2021 ($152,687,050 in 2020). Notes receivable from participants discussed in Note 1 also qualify as party-in-interest transactions.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$1,210,968,363	$962,161,157
Investments	22,118,014	18,312,018
Notes receivable from participants	(22,118,014)	(18,312,018)

Net assets available for benefits per the Form 5500	$1,210,968,363	$962,161,157

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2021

Identity of Issuer	Description of Asset	Fair Value
Fidelity	Fidelity Blue Chip Growth Commingled Pool *	$228,404,605
Fidelity	Fidelity Freedom 2030 Fund K *	97,574,915
Fidelity	Fidelity 500 Index Fund *	89,771,317
Fidelity	Fidelity Freedom 2035 Fund K *	84,923,357
Fidelity	Fidelity Freedom 2025 Fund K *	80,380,697
Fidelity	Fidelity Freedom 2040 Fund K *	67,235,523
Fidelity	Fidelity Managed Income Portfolio II Class II *	66,697,291
Fidelity	Fidelity Freedom 2045 Fund K *	42,163,392
Fidelity	Fidelity Freedom 2050 Fund K *	40,914,570
Fidelity	Fidelity Freedom 2020 Fund K *	39,455,265
Wabtec	Wabtec Stock Fund *	35,663,390
Vanguard	Equity Income Fund Admiral	31,997,910
Vanguard	Mid Cap Index Fund	29,468,540
Fidelity	Fidelity Freedom 2055 Fund K *	27,132,922
Vanguard	Total Bond Market Index Fund	24,313,016
Wabtec Savings Plan	Participant Loan Fund * (interest rates range from 3% to 6.5%)	22,118,014
Fidelity	Fidelity Overseas Fund K *	21,032,275
Fidelity	Fidelity Small Cap Growth *	19,947,790
Wells Fargo	Wells Fargo Core Bond II CIT E	18,755,149
Fidelity	Fidelity Small Cap Index *	15,522,223
Fidelity	Brokeragelink *	13,954,000
Capital Research and Management Company	American Funds EuroPacific Growth Fund Class R5	11,166,133
Fidelity	Fidelity Low-Priced Stock Fund K *	11,096,422
Fidelity	Fidelity High Income Fund *	10,519,448
Vanguard	Total International Stock Fund	9,757,503
Fidelity	Fidelity Freedom 2060 Fund K *	9,393,729
Vanguard	Emerging Market Stock Index Fund	9,276,733
Fidelity	Fidelity Freedom 2015 Fund K *	9,272,867
Allspring	Allspring Special Mid Cap Value Fund - Class R6	5,429,486
Fidelity	Fidelity Freedom 2010 Fund K *	4,547,778
Fidelity	Fidelity Freedom Income Fund K *	4,321,221
Fidelity	Fidelity Freedom 2005 Fund K *	2,593,703
Wells Fargo	Wells Fargo Stable Value	1,497,042
Fidelity	Fidelity Freedom 2065 Fund K *	983,018
Fidelity	Fidelity Money Market Trust Retirement Government Money Market II *	375,460

		$1,187,656,704

*	Offered by an issuer considered to be a party-in-interest.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

Wabtec Savings Plan

By:	/s/ Nicole Theophilus
Nicole Theophilus
Executive Vice President and Chief Human Resources Officer and Plan Administrator of the Wabtec Savings Plan

June 29, 2022